Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-175149
PROSPECTUS
2,470,525 Shares of Common Stock, no par value
This prospectus relates to the potential resale from time to time by the Selling Shareholders (defined below) of some or all of the 2,470,525 shares of common stock (the “Shares”) of Fidelity Southern Corporation, a Georgia corporation and bank holding company headquartered in Atlanta, Georgia (“Fidelity”), that conducts operations primarily though Fidelity Bank, a state chartered wholly-owned subsidiary bank (the “Bank”).
The Shares were originally issued to 13 accredited investors in transactions exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). On March 24, 2010 and April 26, 2010, respectively, Rankin M. Smith, Jr. and Millard Choate, two of Fidelity’s directors, purchased 174,825 and 128,534 of the Shares, respectively, in private offerings. On May 27, 2011, a total of 2,167,166 of the Shares were issued by Fidelity pursuant to a Securities Purchase Agreement dated May 26, 2011 between Fidelity and 11 separate accredited investors. The 13 separate accredited investors and their successors, including transferees (collectively, the “Selling Shareholders”), may offer the Shares from time to time directly or through underwriters, broker-dealers or agents and in one or more public or private transactions and at fixed prices, prevailing market prices, at prices related to prevailing market prices or at negotiated prices. If the Shares are sold through underwriters, broker-dealers or agents, the Selling Shareholders will be responsible for underwriting discounts or commissions or agents’ commissions.
Fidelity will not receive any proceeds from the sale of the Shares by the Selling Shareholders.
Fidelity’s common stock is quoted on the NASDAQ Global Select Market under the symbol “LION.” On July 5, 2011, the closing price for the common stock was $6.70 per share. You are urged to obtain current quotations for the common stock.
An investment in the Shares involves investment risks. See “Risk Factors” at page 4.
The Shares are not deposits, savings accounts, or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. Investing in the Shares involves investment risks.
Neither the Securities and Exchange Commission (SEC) nor any state securities commission has approved or disapproved of the common stock or determined if this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.
The date of this prospectus is July 8, 2011.

SUMMARY
This section highlights selected material information from this prospectus. This summary is not a complete description of the offering or the Shares offered, and does not contain all of the information that may be important to you. For a more complete understanding of Fidelity and the terms of the securities offered by the Selling Shareholders, you should read carefully this entire prospectus, including the “Risk Factors” section, and the other documents we refer to and incorporate by reference. In particular, we incorporate important business and financial information into this prospectus by reference.
Unless this prospectus indicates otherwise or the context otherwise requires, the “Company”, “we” or “our”, as used herein, includes Fidelity and its subsidiaries, including the Bank and LIC. Capitalized terms used in this prospectus but not defined here shall have the meanings assigned to them in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, which is incorporated herein by reference.
The location of our principal executive offices is:
Fidelity Southern Corporation
3490 Piedmont Road, Suite 1550
Atlanta, Georgia 30305
(404) 639-6500
About Fidelity
Fidelity is a bank holding company headquartered in Atlanta, Georgia. We conduct operations primarily though the Bank, a state chartered wholly-owned subsidiary bank. The Bank was organized as a national banking corporation in 1973 and converted to a Georgia chartered state bank in 2003. LionMark Insurance Company is a wholly-owned subsidiary of Fidelity and is an insurance agency offering consumer credit related insurance products. Fidelity also owns five subsidiaries established to issue trust preferred securities.
At March 31, 2011, we had total assets of $1.999 billion, total loans of $1.546 billion, total deposits of $1.678 billion, and shareholders’ equity of $141.6 million.
Please refer to the “Business” section of our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and the “Financial Information” section on Form 10-Q for the quarterly period ended March 31, 2011 incorporated by reference into this prospectus for further information concerning our business.
The Securities That May Be Offered
The Selling Shareholders may use this prospectus to offer for resale the Shares in one or more offerings. At the time a particular offer of the Shares is made, if required, a prospectus supplement will set forth the number and type of the Shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public. In that case, the prospectus supplement may describe risks associated with an investment in the Shares in addition to those described in the “Risk Factors” section of this prospectus.
The Selling Shareholders, as well as any agents acting on their behalf, reserve the sole right to accept or to reject in whole or in part any proposed purchase of the Shares.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS
We make forward-looking statements in this prospectus and in other documents incorporated by reference in this prospectus, within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that reflect our current expectations relating to present or future trends or factors generally affecting the banking industry and specifically affecting our operations, markets and products. Without limiting the foregoing, the words “believes”, “expects”, “anticipates”, “estimates”, “projects”, “intends”, and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon assumptions we believe are reasonable and may relate to, among other things, the deteriorating economy and its impact on operating results and credit quality, the adequacy of the allowance for loan losses, changes in interest rates, and litigation results. These forward-looking statements are subject to risks and uncertainties. Actual results could differ materially from those projected for many reasons, including without limitation, changing events and trends that have influenced our assumptions.
These trends and events include (1) risks associated with our loan portfolio, including difficulties in maintaining quality loan growth, greater loan losses than historic levels, the risk of an insufficient allowance for loan losses, and expenses associated with managing nonperforming assets, unique risks associated with our construction and land development loans, our ability to maintain and service relationships with automobile dealers and indirect automobile loan purchasers, and our ability to profitably manage changes in our indirect automobile lending operations; (2) risks associated with adverse economic conditions, including risk of a continued decline in real estate values in the Atlanta, Georgia, metropolitan area and in eastern and northern Florida markets, conditions in the financial markets and economic conditions generally and the impact of recent efforts to address difficult market and economic conditions; a stagnant economy and its impact on operations and credit quality, the impact of a recession on our consumer loan portfolio and its potential impact on our commercial portfolio, changes in the interest rate environment and their impact on our net interest margin, and inflation; (3) risks associated with government regulation and programs, including risks arising from the terms of the U.S. Treasury Department’s (the “Treasury’s”) equity investment in us, and the resulting limitations on executive compensation imposed through our participation in the TARP Capital Purchase Program, uncertainty with respect to future governmental economic and regulatory measures, including the ability of the Treasury to unilaterally amend any provision of the purchase agreement we entered into as part of the TARP Capital Purchase Program, the winding down of governmental emergency measures intended to stabilize the financial system, and numerous legislative proposals to further regulate the financial services industry, the impact of and adverse changes in the governmental regulatory requirements affecting us, and changes in political, legislative and economic conditions; (4) the ability to maintain adequate liquidity and sources of liquidity; (5) our ability to maintain sufficient capital and to raise additional capital; (6) the accuracy and completeness of information from customers and our counterparties; (7) the effectiveness of our controls and procedures; (8) our ability to attract and retain skilled people; (9) greater competitive pressures among financial institutions in our market; (10) failure to achieve the revenue increases expected to result from our investments in our growth strategies, including our branch additions and in our transaction deposit and lending businesses; (11) the volatility and limited trading of our common stock; and (12) the impact of dilution on our common stock.
This list is intended to identify some of the principal factors that could cause actual results to differ materially from those described in the forward-looking statements included herein and are not intended to represent a complete list of all risks and uncertainties in our business. Investors are encouraged to read the related section in our 2010 Annual Report on Form 10-K, including the “Risk Factors” set forth therein. Additional information and other factors that could affect future financial results are included in our filings with the SEC.
The forward-looking statements are made as of the date of the applicable document and, except as required by applicable law, we assume no obligation to update these forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements. You should consider these risks and uncertainties in evaluating forward-looking statements and you should not place undue reliance on these statements.

RISK FACTORS
An investment in our securities involves various risks. You should carefully consider the risks and uncertainties and the risk factors set forth below and in the documents and reports filed with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act that are incorporated by reference into this prospectus, as well as any risks described in any applicable prospectus supplement, before you make an investment decision. These risk factors may cause our future earnings to be lower or our financial condition to be less favorable than we expect. In addition, other risks of which we are not aware, or which we do not believe are material, may cause our earnings to be lower, or hurt our future financial condition.
USE OF PROCEEDS
We will not receive any proceeds from the sale by the Selling Shareholders of the Shares.
PLAN OF DISTRIBUTION
We are registering the Shares issued to the Selling Shareholders to permit the resale of the Shares by the holders of the Shares from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the Selling Shareholders of the Shares. We will bear all fees and expenses incident to our obligation to register the Shares.
The Selling Shareholders may sell all or a portion of the Shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the Shares are sold through underwriters or broker-dealers, the Selling Shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The Shares may be sold on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, in the over-the-counter market or in transactions otherwise than on these exchanges or systems or in the over-the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions. The Selling Shareholders may use any one or more of the following methods when selling Shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	settlement of short sales entered into after the effective date of the Registration Statement of which this prospectus is a part;
•	broker-dealers may agree with the Selling Shareholders to sell a specified number of such Shares at a stipulated price per Share;
•	through the writing or settlement of options or other hedging transactions, whether such options are listed on an options exchange or otherwise;
•	a combination of any such methods of sale; and
•	any other method permitted pursuant to applicable law.

The Selling Shareholders also may resell all or a portion of the Shares in open market transactions in reliance upon Rule 144 under the Securities Act, as permitted by that rule, or Section 4(1) under the Securities Act, if available, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of those provisions.
Broker-dealers engaged by the Selling Shareholders may arrange for other broker-dealers to participate in sales. If the Selling Shareholders effect such transactions by selling the Shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Shareholders or commissions from purchasers of the Shares for whom they may act as agent or to whom they may sell as principal. Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with NASD Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASD IM-2440.
In connection with sales of the Shares or otherwise, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Shares in the course of hedging in positions they assume. The Selling Shareholders may also sell Shares short and if such short sale shall take place after the date that this Registration Statement is declared effective by the SEC, the Selling Shareholders may deliver the Shares covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The Selling Shareholders may also loan or pledge the Shares to broker-dealers that in turn may sell such Shares, to the extent permitted by applicable law. The Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of the Shares offered by this prospectus, which Shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). Notwithstanding the foregoing, the Selling Shareholders have been advised that they may not use Shares registered on this Registration Statement to cover short sales of our common stock made prior to the date the Registration Statement, of which this prospectus forms a part, has been declared effective by the SEC.
The Selling Shareholders may, from time to time, pledge or grant a security interest in some or all of the Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Shares from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of Selling Shareholders to include the pledgee, transferee or other successors in interest as Selling Shareholders under this prospectus. The Selling Shareholders also may transfer and donate the Shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
The Selling Shareholders and any broker-dealer or agents participating in the distribution of the Shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with such sales. In such event, any commissions paid, or any discounts or concessions allowed to, any such broker-dealer or agent and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Selling Shareholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the applicable prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.
Each Selling Shareholder has informed us that it is not a registered broker-dealer and does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Shares. Upon the Company being notified in writing by a Selling Shareholder that any material arrangement has been entered into with a broker-dealer for the sale of Shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such Selling Shareholder and of the participating broker-dealer(s), (ii) the number of Shares involved, (iii) the price at which such the Shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In no event shall any broker-dealer receive fees, commissions and markups, which, in the aggregate, would exceed eight percent (8%).

Under the securities laws of some states, the Shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the Shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.
There can be no assurance that any Selling Shareholder will sell any or all of the Shares registered pursuant to the Registration Statement, of which this prospectus forms a part.
Each Selling Shareholder and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the Shares by the Selling Shareholder and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the Shares to engage in market-making activities with respect to the Shares. All of the foregoing may affect the marketability of the Shares and the ability of any person or entity to engage in market-making activities with respect to the Shares.
We will pay all expenses of the registration of the Shares pursuant to the registration rights agreement, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that each Selling Shareholder will pay all underwriting discounts and selling commissions, if any and any related legal expenses incurred by it. We will indemnify the Selling Shareholders against certain liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement, or the Selling Shareholders will be entitled to contribution. We may be indemnified by the Selling Shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the Selling Shareholders specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.
SELLING SHAREHOLDERS
On March 24, 2010 and April 26, 2010, respectively, Rankin M. Smith, Jr. and Millard Choate, two of Fidelity’s directors were issued 174,825 and 128,534 of the Shares in private offerings. On May 27, 2011, we issued a total of 2,167,166 of the Shares the 11 other Selling Shareholders, in a transaction exempt from the registration requirements of the Securities Act. The Selling Shareholders may from time to time offer and sell, pursuant to this prospectus or a supplement to this prospectus, any or all of the Shares they own. The Shares to be offered under this prospectus for the account of the Selling Shareholders consist of 2,470,525 shares of our common stock, which represent ownership of approximately 19% of our common stock outstanding as of June 18, 2011. No one of the Selling Shareholders has beneficial ownership of more than 9.9% of our common stock. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Shares. To our knowledge, each of the Selling Shareholders has sole voting and investment power with respect to the Shares owned.
For purposes of this prospectus, we have assumed that, after completion of the offering covered by this prospectus, none of the Shares covered by this prospectus will be held by the Selling Shareholders.
We do not know when or in what amounts the Selling Shareholders may offer the Shares for sale. The Selling Shareholders might not sell any or all of the Shares offered by this prospectus. Because the Selling Shareholders may offer all or some of the Shares pursuant to this offering, and because currently no sale of any of the Shares is subject to any agreements, arrangements or understandings, we cannot estimate the number of the Shares that will be held by the Selling Shareholders after completion of the offering.
As noted above, Messrs. Smith, Jr. and Choate are two of our directors. Other than with respect to the acquisition of the Shares, the other 11 Selling Shareholders have not had a material relationship with us.
Information about the Selling Shareholders may change over time and changed information will be set forth in supplements to this prospectus if and when necessary.

The following table sets forth as of the date of this prospectus the name of each Selling Shareholder for whom we have registered the Shares for resale to the public and the number of the Shares that each Selling Shareholder may offer pursuant to this prospectus. The information set forth below is based on information known to us.
Based on information known to us or provided to us by each Selling Shareholder and as of the date the information was known to us or was provided to us, assuming that the Selling Shareholders sell all of the Shares beneficially owned by them that have been registered by us and do not acquire any additional shares of our common stock during the offering, each Selling Shareholder will not own any shares other than those appearing in the column entitled “Amount of Beneficial Ownership Post Offering.” We cannot advise you as to whether the Selling Shareholders will in fact sell any or all of the Shares. In addition, the Selling Shareholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the Shares in transactions exempt from the registration requirements of the Securities Act after the date on which they provided the information set forth in the table below.

			Amount of
		Number of	Beneficial	%
		Shares	Ownership	Beneficially
	Beneficial	being	Post	Owned Post
Name of Investor	Ownership	Registered	Offering	Offering
Rankin M. Smith, Jr. (1)	223,373	174,825	48,548	*
Millard Choate	198,966	128,534	70,432	*
Ithan Creek Master Investment Partnership (Cayman) II, L.P. (2)	34,000	34,000	0	*
Bay Pond Partners, L.P. (2)	607,733	607,733	0	*
Bay Pond Investors (Bermuda) L.P. (2)	318,100	318,100	0	*
Ithan Creek Master Investors (Cayman) L.P. (2)	328,000	328,000	0	*
Banc Fund VI L.P.	207,140	51,000	156,140	1.2%
Banc Fund VII L.P.	307,251	68,400	238,851	1.8%
Banc Fund VIII L.P.	498,736	225,600	273,136	2.1%
Steven Financial Investors, L.P. (3)	256,340	256,340	0	*
Steven Financial Offshore Investors, Ltd. (3)	43,660	43,660	0	*
DRMM Total Return Fund I, L.P.	15,000	15,000	0	*
Siena Capital Partners I, L.P.	219,333	219,333	0	*

(*)	Less than 1%.

(1)	Includes 1,000 shares that Mr. Smith has the right to acquire pursuant to outstanding stock options, and 307 shares owned by Mr. Smith’s wife.

(2)	Ithan Creek Master Investment Partnership (Cayman) II, L.P., Bay Pond Partners, L.P., Bay Pond Investors (Bermuda) L.P. and Ithan Creek Master Investors (Cayman) L.P. are managed by Wellington, an investment adviser registered under the Investment Advisers Act of 1940, as amended. Wellington, in such capacity, may be deemed to have voting and investment power over the shares held by these entities.

(3)	Stieven Financial Investors, L.P. and Stieven Financial Offshore Investors, Ltd. are affiliated entities. Joseph A. Stieven, Stephen L. Covington and Daniel M. Ellefson, all members of Stieven Capital GP, LLC, the General Partner of Stieven Financial Investors, L.P., and managing directors of Stieven Capital Advisors, L.P., the investment manager of Stieven Financial Investors, L.P. and Stieven Financial Offshore Investors, Ltd., may be deemed to have voting and investment power over shares held by both of these entities.

LEGAL MATTERS
The validity of the Shares offered hereby have been passed upon for us by the law firm of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, Memphis, Tennessee.
EXPERTS
The consolidated financial statements of Fidelity Southern Corporation appearing in Fidelity Southern Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2010, and the effectiveness of Fidelity Southern Corporation’s internal control over financial reporting as of December 31, 2010 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION AND
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
We file annual, quarterly, and current reports, proxy statements and other information with the SEC. You may read and copy, at prescribed rates, any documents we have filed with the SEC at its Public Reference Room located at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We also file these documents with the SEC electronically. You can access the electronic versions of these filings on the SEC’s internet website found at www.sec.gov. You may also obtain free copies of the documents we have filed with the SEC (other than exhibits to such documents unless we specifically incorporate by reference an exhibit in this proxy statement/prospectus) by contacting Martha Fleming, Corporate Secretary, Fidelity Southern Corporation, 3490 Piedmont Road, Suite 1550, Atlanta, Georgia 30305, telephone (404) 639-6500 or from our internet website at www.fidelitysouthern.com.
We have filed with the SEC a Registration Statement on Form S-3 relating to the Shares covered by this prospectus. This prospectus is a part of the Registration Statement and does not contain all the information in the Registration Statement. Whenever a reference is made in this prospectus to a contract or other document, the reference is only a summary and you should refer to the exhibits that are a part of the Registration Statement for a copy of the contract or other document. You may review a copy of the Registration Statement at the SEC’s Public Reference Room in Washington, D.C., as well as through the SEC’s internet website.
The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents filed separately with the SEC. The information we incorporate by reference is an important part of this prospectus. We incorporate by reference the documents listed below, except to the extent that any information contained in those documents is deemed “furnished” in accordance with SEC rules. The documents we incorporate by reference, all of which we have previously filed with the SEC, include:
a)	our Annual Report on Form 10-K for the year ended December 31, 2010;

b)	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011;

c)	our Current Reports on Form 8-K as filed on April 25, 2011, May 3, 2011 and May 31, 2011; and

d)	the description of our common stock, no par value, which is contained in our Registration Statement filed on Form 10 dated August 27, 1993, and all amendments and reports filed for the purpose of updating that description.

Also incorporated by reference are additional documents that we may file with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering. These additional documents will be deemed to be incorporated by reference, and to be a part of, this prospectus from the date of their filing. These documents include proxy statements and periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and, to the extent they are considered filed, Current Reports on Form 8-K. Information incorporated by reference from later filed documents supersedes information that is included in this prospectus or any applicable prospectus supplement or is incorporated by reference from earlier documents, to the extent that they are inconsistent.
You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus. This prospectus is dated July 8, 2011. You should not assume that the information contained in this prospectus is accurate as of any date other than that date.

2,470,525 Shares of Common Stock, no par value

PROSPECTUS
JULY 8, 2011